UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

04020857

March 15, 2004

Dennis J. Friedman
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/15/2004

Re: Tenet Healthcare Corporation
Incoming letter dated February 12, 2004

Dear Mr. Friedman:

This is in response to your letters dated February 12, 2004 and March 2, 2004 concerning the shareholder proposal submitted to Tenet by Courage Special Situations Master Fund, L.P. We also have received letters submitted on the proponent's behalf dated February 24, 2004 and March 8, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Tonya Mitchem Grindon
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center
Suite 1000
211 Commerce Street
Nashville, TN 37201

70318

BAKER
DONELSON
BEARMAN, CALDWELL
& BERKOWITZ, PC

COMMERCE CENTER
SUITE 1000
211 COMMERCE STREET
NASHVILLE, TENNESSEE 37201
PHONE: 615.726.5600
FAX: 615.726.0464
MAILING ADDRESS:
P.O. BOX 190613
NASHVILLE, TENNESSEE 37219
www.bakerdonelson.com

TONYA MITCHEM GRINDON
Direct Dial: (615) 726-5607
Direct Fax: (615) 744-5607
E-Mail Address: tgrindon@bakerdonelson.com

February 24, 2004

VIA HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Courage Special Situations Master Fund, L.P.; No-Action Request by Tenet Healthcare Corporation*

Dear Sir/Madam:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, Courage Special Situations Master Fund, L.P. (the "Fund") timely submitted to Tenet Healthcare Corporation ("Tenet") a shareholder proposal (the "Proposal") to amend the bylaws of Tenet. Unless otherwise indicated, capitalized terms used herein but not otherwise defined have the meanings set forth in the Proposal. The amendment would establish a process whereby a Stockholders Committee could submit to Tenet a Stockholder Slate for inclusion of nominees that meet the Qualifications in Tenet's proxy statement and on its proxy card.

In a letter to the Commission, dated February 12, 2004, Tenet stated that it intends to omit the Proposal from its proxy materials being prepared for its 2004 annual shareholders meeting. Tenet argues that the Proposal is excludable under Rule 14a-8(i)(8) because it would establish a procedure that would result in contested elections of directors. Additionally, Tenet has requested that the Commission waive its 80-day requirement set forth in Rule 14a-8(j). On behalf of the Fund, we are writing in response to the points raised by Tenet's counsel in its above-referenced letter. As discussed below, Tenet should not be able to rely on such exclusion, has not shown good cause for waiver of the 80-day requirement and should be required to include the Proposal in its upcoming proxy materials so that the owners of Tenet, the shareholders, may rightfully decide whether to adopt this amendment to Tenet's bylaws.

N TZG 455802 v2
2826123-000004 02/24/2004

Rule 14a-8(i)(8)

Tenet argues that Rule 14a-8(i)(8) allows exclusion of the Proposal because it "relates to an election for membership on the company's board of directors". We see no need to repeat previously cited Staff no-action letter determinations and are aware of the Division's positions taken in recent years with respect to this issue. To the extent that the Staff determines that the Proposal is similar to prior proposals reviewed by the Staff, however, we believe the Staff's position should be reconsidered, especially in light of the Proposed Shareholder Access Rules currently under consideration by the Commission (even after consideration of the statement made by the Commission in footnote 74). The Proposal would have the same effect as the Proposed Shareholder Access Rules in that the Proposal will allow a group of long-term securities holders of Tenet with significant holdings to be included in Tenet's proxy materials where there are indications that the proxy process has been ineffective or that security holders are dissatisfied with that process.

On the other hand, we respectfully submit that the Proposal is distinguishable from previously excluded shareholder proposals. Unlike excluded proposals, the Proposal requires a significant threshold of shareholder support (35% rather than 3%) before a shareholder or group of shareholders even have access to the proxy materials. The intended effect is to bring a representative shareholder committee and Tenet's nominating committee together to agree mutually on an appropriate slate of directors to be submitted to all shareholders. The Proposal will require Tenet to be responsive to concerns about the proxy process raised by a significant percentage of security holders.

In its analysis Tenet argues that the Fund, through the Proposal, is attempting to circumvent proxy rules by fostering contested elections. One very important point needs to be made here in response to this assertion. Please notice that the original Proposal attached to the cover letter dated February 6, 2004 (a copy of which is attached hereto) provides that (i) the Stockholder Committee consist of only 20% or more of the outstanding shares of the Tenet and (ii) the Stockholder Slate be in lieu of any other proposed slate of directors submitted by the Board. Under the Proposal as originally drafted, there could be no resulting "contested election" because Tenet's nominating committee would submit only one slate for election-the slate mutually agreed upon by the nominating committee and the Stockholders Committee. This assumes of course that no other slate is submitted by other shareholders outside the company's own proxy (which can take place now whether or not the Proposal is adopted). Only after good faith discussions between the Chairman of Tenet and Mr. Patton did the Fund decide to amend the Proposal as indicated by the Fund's letter dated February 9, 2004 (a copy of which is attached hereto). The Fund is willing to withdraw its February 9, 2004 letter notwithstanding Mr. Patton's discussions with Tenet's Chairman in order to avoid the "contested election" possibility.

Waiver of 80-day Requirement

With respect to Tenet's request for waiver of Rule 14a-8(j), we request that the Staff deny such waiver. Tenet lacks the good cause element required for waiver of such rule. Tenet was fully aware of the timing issues it created when it decided to hold the 2004 annual shareholders meeting outside the 30 day window related to last year's meeting. In its 2003 proxy materials, Tenet stated that the deadline for submission to Tenet of shareholder proposals to be included in its proxy materials be received by Tenet by February 10, 2004, which is consistent with the date set forth in Tenet's press release on January 26, 2004. Tenet must have been aware that the date of February 10 was only 86 calendar days prior to the revised meeting date and that there was no practical way it could comply with the 80-day rule for proposals it received on February 10 if it wanted to exclude any shareholder proposals from its proxy materials. In fact, in its letter to the SEC, Tenet's counsel stated that Tenet intends to file its proxy materials on or about April 6, 2004, just 56 days from the shareholder proposal deadline it set. Such circumstances clearly show an attempt to stymie submissions of shareholder proposals. Accordingly, Tenet has not shown good cause for a waiver.

Conclusion

The Fund is willing to continue to discuss the Proposal with Tenet, has communicated such willingness to Tenet, and will continue to work toward refinements that make the Proposal agreeable to both parties. The Fund has recently been notified by Tenet that it is forwarding the Proposal to its governance committee for review. In the spirit of further good faith negotiations and based upon conversations between Tenet's outside counsel (Gibson, Dunn & Crutcher LLP) and the Fund's general counsel, the Fund would be willing to modify further the Proposal to establish that the number of directors on Tenet's board be set at ten and a Stockholders Committee would have the ability to place up to four nominees who meet the Qualifications on Tenet's slate of directors to be elected at annual shareholders meetings. The resulting Proposal, as modified by this further refinement, would (i) eliminate the "contested election" possibility, (ii) eliminate the change of control concerns voiced by Tenet through its outside counsel to the Fund's general counsel and (iii) align the Proposal more closely with the concepts of the Proposed Shareholder Direct Access Rules. In the meantime, in order to promote good faith negotiations and consideration by Tenet of the further revised Proposal, we request that the Staff not allow Tenet to exclude the Proposal and not grant the waiver of the 80-day requirement for the reasons outlined above.

In accordance with SEC rules, I herewith enclose five additional copies of this letter with attachments and have simultaneously delivered this letter with attachments to Tenet. We would be happy to provide you with any additional information and answer any questions. Please do not hesitate to contact either Paul Mercer, the Fund's general counsel, at (615) 298-8315 or me at (615) 726-5607 if we can be of further assistance.

Sincerely,

Tonya Mitchem Grindon

cc: Paul Mercer, Esq.
E. Peter Urbanowicz, Esq.
Dennis J. Friedman, Esq.

TMG/mah

N TZG 455802 v2
2826123-000004 02/24/2004

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
PO Box 501GT, 3rd Floor, Scotia Center
Cardinal Avenue
George Town, Grand Caymans,
Cayman Islands, B.W.I.

February 6, 2004

Via Facsimile @ 805-563-7085
and United Parcel Service (805-563-7188)

Attention: Secretary
Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105

Re: Shareholder Proposal to be Voted Upon at the May 6, 2004 Annual Meeting of Tenet Healthcare Corporation ("Tenet")

Dear Tenet Secretary:

In accordance with the Restated Bylaws of Tenet, as amended (the "Bylaws"), as such Bylaws were filed with the Securities and Exchange Commission as Exhibit 3(b) to Tenet's Quarterly Report on Form 10Q on November 10, 2003, and pursuant to Tenet's public announcement on January 16, 2004 regarding Tenet's annual meeting of shareholders to be held on May 6, 2004 (the "Annual Meeting") requiring that shareholder proposals to be included in Tenet's proxy materials be submitted to Tenet's Secretary by February 10, 2004, Courage Special Situations Master Fund, L.P. (the "Fund") hereby submits the attached proposal for shareholder approval at the Annual Meeting (the "Proposal").

In accordance with Rule 14a-8 of the Proxy Rules promulgated under the Securities and Exchange Act of 1934, as amended, the Fund submits the following information:

- The Fund has continuously held, through its prime broker account with Bear Stearns Securities Corporation ("Bear Stearns"), at least $2,000 in market value of Tenet's voting securities for at least one year;
- The Fund certifies that it will continue to hold such securities through the date of the Annual Meeting;
- Under a contractual arrangement between Courage Investments Inc., as the general partner of the Fund and Courage Capital Management, LLC ("Courage"), Courage has full discretionary authority to manage the Fund, including authority to make all voting decisions with respect to the stock of Tenet;
- The Fund acknowledges that it, or Courage as its investment manager and authorized representative, intends to appear in person at the Annual Meeting to bring the Proposal before the meeting; and

- The attached letter from the Fund's prime broker, Bear Stearns Securities Corp., evidencing the Fund's ownership of Tenet's stock pursuant Rule 14a-8(b)(2)(i).

Please acknowledge receipt of this letter (with attachments) by signing the acknowledgement below and sending Courage a signed copy via facsimile at (615) 298-7529, attention Paul Mercer, by close of business February 9, 2004. Please contact Mr. Mercer at (615) 298-8315 should you have any questions.

Sincerely,

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
By: Courage Investments Inc., its General Partner

By: Elizabeth F. B[illegible]
Name: ELIZABETH F. BOTHNER
Title: ASSISTANT VICE PRESIDENT

Receipt of This Notice Acknowledged:

Tenet Healthcare Corporation

By:____________________
Name:____________________
Its: Secretary
Date:____________________

Proposal

RESOLVED, that the stockholders of the Corporation hereby amend the bylaws of the Corporation by adding the following provision to the end of Section 3.4.1:

" or (c) by any stockholder or group of stockholders representing at least 20% of the outstanding shares of common stock (excluding any stockholders who are employees, officers or directors of the Corporation or family members of any such employees, officers or directors or entities which hold shares for the benefit of any such employees, officers, directors or family members) (the "Stockholders Committee") of the Corporation who submits to the Secretary any list of candidates for nomination as directors (comprised of one or more candidates)(the "Stockholder Slate"). In the event that a Stockholder Slate is submitted to the Secretary under subsection (c) above, the Board (or any nominating committee) will review such Stockholder Slate and determine (i) which candidates from the Stockholder Slate satisfy the current published qualifications for directors of the Corporation (the "Qualifications") and (ii) which nominees to submit for election at the next upcoming annual stockholders meeting and include in the Corporation's proxy materials. Such nominees shall be in lieu of any other proposed slate of directors submitted by the Board. The Stockholder Committee shall comply with all applicable state, federal and foreign laws in connection with submission of a Stockholder Slate.

Statement of Support

Tenet's stockholders currently have no meaningful control over the process by which candidates are nominated for election to Tenet's board of directors.

We believe that because the board of directors of a company plays a critical part in creating the strategy for its long term success, the stockholders should be in a significant position of responsibility for determining the members of the board. This is a very democratic concept and one we believe makes implicit sense, as the stockholders are the ones who will enjoy the fruits of success or bear the ultimate burden of failure.

We want to ensure that the company is on good strategic, operational, and financial footing. More specifically, we want to ensure that the company maintains and strengthens a mission-driven culture and is insulated from the risk of regressing to one of senior management centricity. If our company pays proper attention to its front line associates, customers, and regulators, benefits of improved equity valuation will naturally accrue to stockholders as will remuneration to senior managers.

We firmly believe that the very important duty of choosing the board slate should, by right, fall to the shareholders as opposed to a headhunter or corporate recruiter who has no stake in the consequences of the directors' decisions Once accomplished, Tenet and its management will certainly be recognized for being proactive and taking very positive steps in the direction of true corporate governance.

Adoption of the above proposal would align the interests of stockholders and directors of the company and provide the company's management with a clear mandate regarding the conduct of the company's business. We urge your support **"FOR"** the above proposal.

BEAR STEARNS

BEAR, STEARNS SECURITIES CORP.
CORRESPONDENT CLEARING

1999 AVENUE OF THE STARS
SUITE 2530
LOS ANGELES, CALIFORNIA 90067
(310) 201-3900
FAX (310) 201-2693

February 4, 2004

Corporate Secretary
Tenet Healthcare Corp.
3820 State St.
Santa Barbara, CA 93105

Ladies and Gentlemen:

Courage Special Situations Master Fund LP ("Courage") is the beneficial owner of 1,876,400 shares of Common Stock (the "Stock") of Tenet Healthcare Corporation ("Tenet") held in its Bear, Stearns Securities Corp. ("Bear Stearns") account # 102-27010-21. Bear Stearns hereby certifies that as of the date of this letter, Courage is and has been the beneficial owner of 1,876,400 shares ("Shares") of Tenet, and has continuously held at least $2000.00 in market value of Tenet shares for at least one year.

Please be advised that Bear Stearns in acting pursuant of Tenet's instructions as beneficial owner of the Shares.

Very truly yours,

Bear, Stearns Securities Corp.

By: [signature]
Name: Robert D. Klein
Title: Associate Director

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
PO Box 501GT, 3rd Floor, Scotia Center
Cardinal Avenue
George Town, Grand Caymans,
Cayman Islands, B.W.I.

February 9, 2004

Via Facsimile @ 805-563-7085
and United Parcel Service (805-563-7188)

Attention: Secretary
Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105

Re: Letter dated February 6, 2004 (the "February 6th Letter") regarding submission of a Shareholder Proposal (the "Shareholder Proposal") to be Voted Upon at the May 6, 2004 Annual Meeting of Tenet Healthcare Corporation ("Tenet")

Dear Tenet Secretary:

After conversations between certain directors of Tenet and Courage Capital Management, LLC, our investment manager and authorized representative, we desire to amend the Shareholder Proposal as follows. 1) Delete the reference to "20%" in the third line of the text under the heading "Proposal" and place "35%" in lieu thereof, and 2) In the third line up from the bottom of the text under the heading "Proposal" delete the phrase "in lieu of" and replace it with the phrase "in addition to". All other text of the Shareholder Proposal remains as presented in the Shareholder Proposal enclosed with the February 6th Letter sent to you via facsimile on February 6, 2004 with the original following via overnight delivery by United Parcel Service for delivery Monday morning, February 9, 2004. Additionally, all of the certifications, confirmations and acknowledgements in, and attachments to, the February 6th Letter are hereby ratified and, other than the above changes, not affected by this amendment.

Please contact Paul Mercer at (615) 298-8315 should you have any questions.

Sincerely,

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
By: Courage Investments Inc., its General Partner

By: Elizabeth F. B[signature]
Name: ELIZABETH F. BOTHNER
Title: ASST VICE PRESIDENT & SECRETARY

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com

dfriedman@gibsondunn.com

March 2, 2004

Direct Dial
(212) 351-3900
Fax No.
(212) 351-6201

Client No.
64230-00841

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Courage Special Situations Master Fund, L.P.*

Ladies and Gentlemen:

We are writing on behalf of Tenet Healthcare Corporation (the "Company") in response to the letter of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to Courage Special Situations Master Fund, L.P. (the "Proponent"), submitted to the Staff on February 24, 2004 (the "Letter"), in regard to our no-action request dated February 12, 2004 (the "No-Action Request"). Although we recognize that the Staff will not address any proposal other than that set forth in our No-Action Request, we wish to address certain issues raised by the Proponent's counsel in the Letter.

We have provided a copy of this letter to the Proponent.

In January, 2004, the Proponent contacted Trevor Fetter, the President and Chief Executive Officer of the Company, and requested that he organize a meeting of the Company's largest shareholders for the purpose of creating a method for a group of shareholders to nominate directors. On February 3, 2004, the Company received a draft proposal from the Proponent, which is attached hereto as Exhibit A (the "Draft Proposal"). The Draft Proposal was 724 words before any statement in support, and the Company found it to be ambiguous and internally inconsistent. However, because the Board of Directors of the Company (the "Board") feels strongly that shareholders should have a voice in governance, Mr. Fetter contacted the Proponent in an attempt to determine what the Proponent was attempting to achieve and whether the Board could recommend such a proposal to shareholders. Following those conversations, the Proponent submitted a proposal to the Secretary of the Company on February 6, 2004, attached hereto as Exhibit B (the "First Proposal").

The First Proposal, if approved, would have required that the Company's bylaws be amended to allow any group representing 20% of the outstanding shares of the Company to nominate directors *in lieu* of those nominated by the Board. In the Company's view, this proposal was still ambiguous. More importantly, it took the responsibility for nominating directors away from the Board and placed it in the hands of a group of minority shareholders. After receipt of the First Proposal, the Chairman of the Board, Edward Kangas, met in person with the Proponent to express the Board's opposition to such a proposal. During that meeting, Mr. Kangas made clear that binding nominations submitted by a group of minority shareholders was, in his opinion, not in the best interest of shareholders generally. After this meeting, the Proponent submitted an amendment to the First Proposal on February 9, 2004, attached hereto as Exhibit C, resulting in the proposal (the "Final Proposal") upon which we filed our No-Action Request.

The Letter implies that these meetings resulted in the Final Proposal being excludable Rule 14a-8(i)(8). While we do believe that the Final Proposal is excludable under that Rule, the Company has no responsibility for the substance of the Final Proposal. The Proponent has apparently been advised by counsel during the entire period in which the Company and Proponent have communicated in regard to this matter. Furthermore, we believe that both the Draft Proposal and First Proposal also are excludable under Rule 14a-8. Not only would they be excludable under Rule 14a-8(i)(8), but they would also be excludable under Rule 14a-8(i)(1). While the Staff has apparently never had to address a proposal which would take the duty to nominate directors away from a company's board, we believe that one of the basic tenets of Rule 14a-8(i)(8), that shareholders not be able to use Rule 14a-8 to nominate directors, would be violated by either of these proposals. In addition, we received a draft opinion of Nevada counsel, attached hereto as Exhibit D, stating that the First Proposal would illegally restrict the Board's fiduciary duty to manage the Company, and therefore would be excludable under Rule 14a-8(i)(1) as well.

Plainly stated, the Company received a proposal from one shareholder that the Board thought was clearly not in the best interest of all shareholders and provided that shareholder with ample time to craft something that the Board could consider recommending to shareholders.

Finally, while we recognize that Rule 14a-8(j) does not create any right on behalf of the Proponent, we would like to point out again that it is exactly the Board's strong desire that shareholders have a voice in the management of the Company, as demonstrated by the above discussion, which lead to the Board's decision not to change the deadline for shareholder proposals under Rule 14a-8.

Regards,

Dennis J. Friedman

DJF/jk

Proposal to Amend Section 3.4 of the Restated Bylaws of Tenet Healthcare Corporation, as amended (the "Bylaws"), as such Bylaws were filed with the Securities and Exchange Commission as Exhibit 3(b) to Tenet Healthcare Corporation's Quarterly Report on Form 10Q on November 10, 2003

RESOLVED, that the stockholders of Tenet Healthcare Corporation (the "Corporation") hereby approve and amend the bylaws of the Corporation by adding the following provision to the end of Section 3.4.1 thereof:

" or (c) by any stockholder or group of stockholders representing at least twenty (20) percent of the outstanding shares of common stock (excluding any stockholders who are employees, officers or directors of the Corporation or immediate family members of any such employees, officers or directors or any entities which hold shares for the benefit of any such employees, officers, directors or family members) (the "Stockholders Nominating Committee") of the Corporation who submits to the Secretary any list of candidates to be nominated as directors (comprised of one or more candidates). In the event that a list of candidates is submitted to the Secretary under subsection (c) above, the nominating committee or Board, as the case may be, will review such list of candidates and determine which of such candidates satisfy the current published qualifications for directors of the Corporation (the "Qualifications"). The nominating committee or the Board, as the case may be, will determine the slate of nominees to be included in the Corporation's proxy materials and submitted for election at the next upcoming annual stockholders meeting only from such list of candidates which meet the Qualifications and in lieu of any other proposed slate of directors. If the nominating committee or Board, as the case may be, shall reasonably determine, in good faith, that there is not a sufficient number of candidates on such list who meet the Qualifications, the nominating committee or Board, as the case may be, will so notify the Stockholder Nominating Committee which submitted the list and give it a reasonable amount of time to substitute candidates thereon. If within ________ (___) days of the date which proxy materials are to be mailed by the Corporation to its stockholders, a sufficient number of candidates to fill all open director positions who meet the Qualifications are not submitted by such Stockholder Nominating Committee, the nominating committee or Board, as the case may be, shall include any and all candidates on the list who are so qualified on the Corporation's slate of nominees and shall submit their own nominees who meet the Qualifications to fill any remaining director positions. In the event that more than one Stockholder Nominating Committee submits a list of candidates under this subpart (c), the nominating committee or the Board, as the case may be, shall only be required to accept the first list of candidates it received that was properly submitted in accordance with the notice procedures set forth in this Section 3.4.

In addition to the list provided under subpart (c) above, the Stockholder Nominating Committee shall provide a written notice to the Secretary of the Corporation within a reasonable length of time before the annual meeting. The notice shall contain (i) with respect to each candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) each candidate's consent to being named as a nominee in the Corporation's proxy statement and to serving as a director if elected; and (ii) with respect to each stockholder comprising the Stockholder Nominating Committee, the information required by Item 5(b) of SEC Schedule 14A (such disclosure in the foregoing sentence being hereinafter referred to as the "Disclosure"). In addition to the Disclosure, the Corporation shall include in its proxy materials a 500-word or less statement by the Stockholder Nominating Committee in support of each candidate (the "Statement of Support"). The Board of Directors shall adopt procedures for timely resolving disputes over whether the Disclosure and the Statement of Support comply with the SEC rules and regulations, including Rule 14a-9. To the extent that the Stockholder Nominating Committee uses solicitation materials other than the Corporation's proxy materials, it will execute an undertaking to the Corporation to comply with all laws and regulations relating to such solicitation.

Further, if the Corporation establishes new or revised qualifications for serving as a director, such new or revised qualifications must be reasonable and must be posted on the Corporation's website (or otherwise broadly publicly noticed and reasonably accessible by any stockholder) at least 180 days prior to the next annual stockholders meeting.

EXHIBIT B

Proposal

RESOLVED, that the stockholders of the Corporation hereby amend the bylaws of the Corporation by adding the following provision to the end of Section 3.4.1:

" or (c) by any stockholder or group of stockholders representing at least 20% of the outstanding shares of common stock (excluding any stockholders who are employees, officers or directors of the Corporation or family members of any such employees, officers or directors or entities which hold shares for the benefit of any such employees, officers, directors or family members) (the "Stockholders Committee") of the Corporation who submits to the Secretary any list of candidates for nomination as directors (comprised of one or more candidates)(the "Stockholder Slate"). In the event that a Stockholder Slate is submitted to the Secretary under subsection (c) above, the Board (or any nominating committee) will review such Stockholder Slate and determine (i) which candidates from the Stockholder Slate satisfy the current published qualifications for directors of the Corporation (the "Qualifications") and (ii) which nominees to submit for election at the next upcoming annual stockholders meeting and include in the Corporation's proxy materials. Such nominees shall be in lieu of any other proposed slate of directors submitted by the Board. The Stockholder Committee shall comply with all applicable state, federal and foreign laws in connection with submission of a Stockholder Slate.

Statement of Support

Tenet's stockholders currently have no meaningful control over the process by which candidates are nominated for election to Tenet's board of directors.

We believe that because the board of directors of a company plays a critical part in creating the strategy for its long term success, the stockholders should be in a significant position of responsibility for determining the members of the board. This is a very democratic concept and one we believe makes implicit sense, as the stockholders are the ones who will enjoy the fruits of success or bear the ultimate burden of failure.

We want to ensure that the company is on good strategic, operational, and financial footing. More specifically, we want to ensure that the company maintains and strengthens a mission-driven culture and is insulated from the risk of regressing to one of senior management centricity. If our company pays proper attention to its front line associates, customers, and regulators, benefits of improved equity valuation will naturally accrue to stockholders as will remuneration to senior managers.

We firmly believe that the very important duty of choosing the board slate should, by right, fall to the shareholders as opposed to a headhunter or corporate recruiter who has no stake in the consequences of the directors' decisions Once accomplished, Tenet and its management will certainly be recognized for being proactive and taking very positive steps in the direction of true corporate governance.

Adoption of the above proposal would align the interests of stockholders and directors of the company and provide the company's management with a clear mandate regarding the conduct of the company's business. We urge your support "**FOR**" the above proposal.

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
PO Box 501GT, 3rd Floor, Scotia Center
Cardinal Avenue
George Town, Grand Caymans,
Cayman Islands, B.W.I.

February 9, 2004

Via Facsimile @ 805-563-7085
and United Parcel Service (805-563-7188)

Attention: Secretary
Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105

Re: Letter dated February 6, 2004 (the "February 6th Letter") regarding submission of a Shareholder Proposal (the "Shareholder Proposal") to be Voted Upon at the May 6, 2004 Annual Meeting of Tenet Healthcare Corporation ("Tenet")

Dear Tenet Secretary:

After conversations between certain directors of Tenet and Courage Capital Management, LLC, our investment manager and authorized representative, we desire to amend the Shareholder Proposal as follows. 1) Delete the reference to "20%" in the third line of the text under the heading "Proposal" and place "35%" in lieu thereof, and 2) In the third line up from the bottom of the text under the heading "Proposal" delete the phrase "in lieu of" and replace it with the phrase "in addition to". All other text of the Shareholder Proposal remains as presented in the Shareholder Proposal enclosed with the February 6th Letter sent to you via facsimile on February 6, 2004 with the original following via overnight delivery by United Parcel Service for delivery Monday morning, February 9, 2004. Additionally, all of the certifications, confirmations and acknowledgements in, and attachments to, the February 6th Letter are hereby ratified and, other than the above changes, not affected by this amendment.

Please contact Paul Mercer at (615) 298-8315 should you have any questions.

Sincerely,

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
By: Courage Investments Inc., its General Partner

By: [signature]
Name: ELIZABETH F. BOTHNER
Title: ASST VICE PRESIDENT & SECRETARY

February , 2004

Tenet Healthcare Corporation
3820 State Street
Santa Barbara, California 93105

Re: Courage Special Situations Master Fund, L.P. Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Nevada counsel to Tenet Healthcare Corporation, a Nevada corporation (the "Corporation" or "Tenet"), with respect to a proposal (the "Proposal") by Courage Special Situations Master Fund, L.P. (the "Proponent"), which the Proponent has requested to be included in the proxy statement of the Company for its 2004 annual meeting of the stockholders. In this connection, you have requested our opinion as to certain matters under Chapter 78 of the Nevada Revised Statutes, relating to corporations.

In rendering the opinions set forth herein, we have examined the following:

(i) the Amended and Restated Articles of Incorporation of the Corporation, as amended and restated July 23, 2003 (the "Articles");

(ii) the Restated Bylaws of the Corporation, As Amended and Restated November 6, 2003 (the "Bylaws"); and

(iii) the Proposal, dated February 6, 2004.

In rendering the opinions expressed below, we have, with your consent, assumed that all documents submitted to us as originals or duplicate originals are authentic and all documents submitted to us as copies, whether certified or not, conform to authentic original documents.

THE PROPOSAL

The Proposal is a request that a stockholder amendment to the Bylaws be placed on the stockholder ballot at Tenet's May 6, 2004 annual meeting and included in the

Corporation's proxy materials. The proposed amendment to the Bylaws, adding an additional subsection (c) to the end of Section 3.4.1, is as follows:

> or (c) by and stockholder or group of stockholders representing at least 20% of the outstanding shares of common stock (excluding any stockholders who are employees, officers or directors of the Corporation or family members of any such employees, officers or directors or entities which hold shares for the benefit of any such employees, officers, directors or family members) (the "Stockholders Committee") of the Corporation who submits to the Secretary any list of candidates for nomination as directors (comprised of one or more candidates) (the "Stockholder Slate"). In the event that a Stockholder Slate is submitted to the Secretary under subsection (c) above, the Board (or any nominating committee) will review such Stockholder Slate and determine (i) which candidates from the Stockholder Slate satisfy the current published qualifications for directors of the Corporation (the "Qualifications") and (ii) which nominees to submit for election at the next upcoming annual stockholders meeting and include in the Corporation's proxy materials. Such nominees shall be in lieu of any other proposed slate of directors submitted by the Board. The Stockholder Committee shall comply with all applicable state, federal and foreign laws in connection with submission of a Stockholder Slate.

DISCUSSION

The Proposal is an unwarranted restriction of the Board of Directors' ability to manage the affairs of the Corporation. Nevada law vests authority over the corporation's affairs in the Board of Directors. "Subject only to such limitations as may be provided by this chapter, or the articles of incorporation of the corporation, the board of directors has full control over the affairs of the corporation." NRS 78.120(1). Stockholders are given the authority to adopt bylaws which the directors are obliged to follow. NRS 78.120(2). However, bylaws relate to procedural elements: "the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders." NRS 78.060(2)(e). While the Proposal arguably relates to the conduct of affairs of the Corporation or the holding of meetings of Tenet's stockholders, in our view the Proposal unduly restricts the Board's ability to exercise its business judgment in selecting qualified candidates for election to the Board of Directors in violation of the principle that the Board of Directors has full control over the affairs of the corporation.

Although a Nevada court has never faced the issue, the Delaware Supreme Court has ruled that a bylaw amendment may go so far as to improperly restrict the board of directors' ability to exercise its powers to manage to affairs of the corporation. Where Nevada law is silent, Nevada courts have looked to Delaware's well developed body of corporate law as persuasive authority. See, .e.g., Hilton Hotels Corp v. ITT Corp., 978 F. Supp. 1342, 1346 (D. Nev. 1997). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court was faced with a takeover battle. The target, Quickturn, had suffered a decline in its stock price due to the 1998 Asian financial crisis. Id. at 1285. The acquiror, Mentor, made an all cash tender offer for all of Quickturn's stock. Id. Mentor's offer, though a 50% premium over Quickturn's current trading price was a 20% discount from Quickturn's trading price just six months earlier, before the financial crisis. Id. Quickturn's board rejected the Mentor offer and adopted several defensive measures, one of which was to amend Quickturn's bylaws to prohibit a newly elected board of directors from redeeming Quickturn's "poison pill" stockholder rights plan for six months. Id. at 1286. Noting that "[o]ne of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation," the Delaware Supreme Court ruled that the delayed redemption provision violated Section 141(a) of the Delaware General Corporation Law (Delaware's corollary to NRS 78.120(1)) because the bylaw would "prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months." Id. at 1290.

NRS 78.120(1)'s grant of "full control over the affairs of the corporation" vests the Corporation's Directors with the right and obligation to manage the affairs of the Corporation. While the Board of Directors oversees the Corporation's day-to-day affairs, the stockholders are owners of equity interests in the corporation, who share in the profits of the Corporation and in the Corporation's assets in the event of liquidation. Consistent with this division of rights and responsibilities, we believe that the determination of the a slate of candidates for election to the Board of Directors is an essential part of the Board's management function.

We believe that a Nevada court could deem the Proposal to be an undue restriction on the Board of Directors' ability to select nominees for election to the Board. While the Proposal may allow the Board to disqualify candidates submitted to it by the Stockholder Committee, the Proposal severely confines the pool of qualified candidates for election to the Board. Rather than allowing Tenet's nominating committee to completely discharge its fiduciary duty by seeking out qualified candidates for election to the Board, the Proposal merely lets the Board pass judgment on the Stockholder Slate, which may or may not contain the "best of the best" that the nominating committee would have recommended. Because of this restriction in the Board's authority, we believe that the Proposal is an unlawful restriction on the Board's ability to control Tenet's affairs.

CONCLUSION

We are not aware of any decision of a Nevada court which specifically addresses whether a bylaw amendment like the Proposal is permissible under Nevada law. We believe that the Proposal would be violative of Nevada because the Proposal significantly narrows the pool from which nominees to the Board may be chosen, which we believe unlawfully restricts the Board's ability to control Tenet's affairs.

The opinions set forth above are limited to the matters expressly set forth herein and no opinion is implied or may be inferred beyond the matters expressly stated. We disclaim any obligation to update this letter for events occurring after the date of this letter or as a result of knowledge acquired by us after that date, including changes in any of the statutory or decisional laws after the date of this letter. We are members of the Bar of the State of Nevada. We express no opinion as to the effect and application of any securities or blue sky laws of any state, including the State of Nevada. We are not opining on, and assume no responsibility as to, the applicability of, or the effect on, any of the matters covered herein of the laws of any other jurisdiction other than the laws of Nevada as presently in effect.

This opinion is solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be relied upon in any manner by any other person and may not be disclosed, quoted, or otherwise referred to without our prior written consent.

Sincerely,

WOODBURN & WEDGE

By: ___________________________
Gregg P. Barnard

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com

dfriedman@gibsondunn.com

February 12, 2004

Direct Dial
(212) 351-3900
Fax No.
(212) 351-6201

Client No.
64230-00841

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Courage Special Situations Master Fund, L.P. Securities Exchange Act of 1934 - Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Tenet Healthcare Corporation (the "Company") to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from Courage Special Situations Master Fund, L.P. (the "Proponent"). The Proposal requests that the shareholders of the Company approve an amendment to the Company's Bylaws which would allow any shareholder or group of shareholders holding 35% or more of the outstanding shares of Company to submit "to the Secretary any list of candidates to be nominated as directors."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2004 Proxy Materials.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Proposal may be excluded from the 2004 Proxy Materials under Rule 14a-

8(i)(8), because the Proposal "relates to an election for membership on the company's board of directors."

ANALYSIS

The Proposal requires that the Company amend its Bylaws to add a requirement that the Company include in its proxy statement the nominees for director chosen by certain shareholders in addition to those nominated by the Company's board. To be eligible to make a nomination, a shareholder or group of shareholders must beneficially own 35% or more of the Company's common stock. A copy of the original proposal (the "Original Proposal") and cover letter to the Secretary of the Company are attached hereto as Exhibit A. A copy of the amendment to the Original Proposal is attached hereto as Exhibit B. Although the Proposal is arguably ambiguous, we have confirmed with the Proponent (via telephone call with Mr. Richard Patton, Chief Manager, Courage Capital Management, LLC) that the Proposal requires that such shareholder nominees must be included in the Company's proxy statement.

Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors." The Commission has stated that the "principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature . . . ." Release No. 34-12598 (July 7, 1976). Rather than follow the procedures established by the Proxy Rules for conducting a proxy contest, the Proponent seeks to use Rule 14a-8 to create a new procedure allowing certain shareholders to circumvent those rules. In fact, the Proposal serves no other purpose than to foster contested elections by requiring the Company to include in its proxy materials shareholder nominees not supported by the board of directors.

The Staff has consistently granted no-action letter requests for the exclusion of shareholder proposals that seek to mount election contests, or to establish procedures that would likely lead to election contests. For example, in Storage Technology Corporation (available March 22, 2002) the Staff granted a no-action letter request to exclude a proposal that would have required the registrant to amend its bylaws to require management to include the names of each candidate nominated by a shareholder in the company's proxy materials. The Staff based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors." See also Merck & Co., Inc. (available January 25, 2004) (proposal requiring that the registrant include in its proxy materials an alternative slate of directors proposed by the ten largest shareholders of record); AOL Time Warner Inc. (available February 28, 2003) (proposal requiring the registrant to amend its bylaws to require that the company include any person nominated for election to the board of directors by a shareholder who beneficially owns 3% or more of the registrant's outstanding shares); Citigroup Inc. (available January 31, 2003) (proposal requiring the registrant to amend its bylaws to add a new section requiring the

Company to include in its proxy statement the name of a nominee for election to the Company's board chosen by certain shareholders); and General Motors Corporation (available March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

The Commission has made clear that its proposed shareholder access rules, which would require companies to include shareholder nominees for director in company proxy materials under certain circumstances (the "Proposed Shareholder Access Rules"), do not alter this analysis. In the proposing release, the Commission stated:

> To clarify the applicability of this provision in the context of [the Proposed Shareholder Access Rules], we are proposing an amendment to Exchange Act Rule 14a-8(i)(8) that would, if adopted, make clear that a company may not rely on the exclusion permitted by that paragraph (*i.e.*, the exclusion for proposals relating to the election of directors) to exclude a proposal that the company become subject to the procedure in [the Proposed Shareholder Access Rules]. The requirements and exclusions in the remainder of Exchange Act Rule 14a-8 would, of course, continue to apply to any such security holder proposal. Although we are proposing a security holder nomination procedure in this release, we are not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure *other than a direct access proposal* . . . . Release No. 34-48626, fn.74. (October 14, 2003) (*emphasis added*).

The proposing release describes a "direct access proposal" as a shareholder proposal "submitted pursuant to Exchange Act Rule 14a-8 providing that the company become subject to the security holder nomination procedure in proposed Exchange Act Rule 14a-11." Proposed Rule 14a-11 would allow certain shareholders to nominate between one and three director nominees (depending on the size of the board of directors) provided a company meets certain criteria. The Proposal is clearly not a "direct access proposal" as contemplated in the Proposed Shareholder Access Rules. Rather than subjecting the Company to Proposed Rule 14a-11, the Proposal would allow shareholders or groups of shareholders holding 35% or more of the Company's outstanding common stock to submit "any list of candidates to be nominated as directors," while the Proposed Shareholder Access Rules would permit only between one and three nominees (depending on the size of the company's board of directors). Accordingly, the Proposal is not a "direct access proposal" as contemplated by the Proposed Shareholder Access Rules and, the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(8).

REQUEST FOR WAIVER OF RULE 14a-8(j)

The Company presently intends to file its definitive 2004 Proxy Materials on or about April 6, 2004. As a result, this letter is being submitted less than 80 days before the Company intends to file its definitive 2004 Proxy Materials with the Commission. Therefore, pursuant to Rule 14a-8(j), the Company hereby requests that the Staff waive the 80-day requirement set forth therein.

In March 2003, the Company changed is fiscal year end from May 31 to December 31. Therefore, in 2003 and again in 2004, the Company changed its annual meeting date by more than 30 days from the anniversary of the previous year's meeting. As a result, the Company was only required to give shareholders a "reasonable time before the company begins to print and mail its proxy materials " to submit proposals pursuant to Rule 14a-8. However, in order to be as responsive to shareholders as possible, the Company did not change the deadline for the submission of shareholder proposals from that set forth in the Company's 2003 Proxy Statement. The Company believes that these facts constitute good cause under Rule 14a-8(j).

CONCLUSION

Based on the foregoing, on behalf of the Company, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (212) 351-3900, or E. Peter Urbanowicz, General Counsel of the Company at (805) 563-7105, if we can be of further assistance in this matter.

Regards,

Dennis J. Friedman

Dennis J. Friedman

DJF/dr

cc: Mr. Richard Patton, Courage Special Situations Master Fund, L.P.
E. Peter Urbanowicz, Esq.

EXHIBIT A

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
PO Box 501GT, 3rd Floor, Scotia Center
Cardinal Avenue
George Town, Grand Caymans,
Cayman Islands, B.W.I.

February 6, 2004

Via Facsimile @ 805-563-7085
and United Parcel Service (805-563-7188)

Attention: Secretary
Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105

Re: Shareholder Proposal to be Voted Upon at the May 6, 2004 Annual Meeting of Tenet Healthcare Corporation ("Tenet")

Dear Tenet Secretary:

In accordance with the Restated Bylaws of Tenet, as amended (the "Bylaws"), as such Bylaws were filed with the Securities and Exchange Commission as Exhibit 3(b) to Tenet's Quarterly Report on Form 10Q on November 10, 2003, and pursuant to Tenet's public announcement on January 16, 2004 regarding Tenet's annual meeting of shareholders to be held on May 6, 2004 (the "Annual Meeting") requiring that shareholder proposals to be included in Tenet's proxy materials be submitted to Tenet's Secretary by February 10, 2004, Courage Special Situations Master Fund, L.P. (the "Fund") hereby submits the attached proposal for shareholder approval at the Annual Meeting (the "Proposal").

In accordance with Rule 14a-8 of the Proxy Rules promulgated under the Securities and Exchange Act of 1934, as amended, the Fund submits the following information:

- The Fund has continuously held, through its prime broker account with Bear Stearns Securities Corporation ("Bear Stearns"), at least $2,000 in market value of Tenet's voting securities for at least one year;
- The Fund certifies that it will continue to hold such securities through the date of the Annual Meeting;
- Under a contractual arrangement between Courage Investments Inc., as the general partner of the Fund and Courage Capital Management, LLC ("Courage"), Courage has full discretionary authority to manage the Fund, including authority to make all voting decisions with respect to the stock of Tenet;
- The Fund acknowledges that it, or Courage as its investment manager and authorized representative, intends to appear in person at the Annual Meeting to bring the Proposal before the meeting; and

- The attached letter from the Fund's prime broker, Bear Stearns Securities Corp., evidencing the Fund's ownership of Tenet's stock pursuant Rule 14a-8(b)(2)(i).

Please acknowledge receipt of this letter (with attachments) by signing the acknowledgement below and sending Courage a signed copy via facsimile at (615) 298-7529, attention Paul Mercer, by close of business February 9, 2004. Please contact Mr. Mercer at (615) 298-8315 should you have any questions.

Sincerely,

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
By: Courage Investments Inc., its General Partner

By: [signature]
Name: ELIZABETH F. BOTHNER
Title: ASSISTANT VICE PRESIDENT

Receipt of This Notice Acknowledged:

Tenet Healthcare Corporation

By:____________________
Name:____________________
Its: Secretary
Date:____________________

Proposal

RESOLVED, that the stockholders of the Corporation hereby amend the bylaws of the Corporation by adding the following provision to the end of Section 3.4.1:

" or (c) by any stockholder or group of stockholders representing at least 20% of the outstanding shares of common stock (excluding any stockholders who are employees, officers or directors of the Corporation or family members of any such employees, officers or directors or entities which hold shares for the benefit of any such employees, officers, directors or family members) (the "Stockholders Committee") of the Corporation who submits to the Secretary any list of candidates for nomination as directors (comprised of one or more candidates)(the "Stockholder Slate"). In the event that a Stockholder Slate is submitted to the Secretary under subsection (c) above, the Board (or any nominating committee) will review such Stockholder Slate and determine (i) which candidates from the Stockholder Slate satisfy the current published qualifications for directors of the Corporation (the "Qualifications") and (ii) which nominees to submit for election at the next upcoming annual stockholders meeting and include in the Corporation's proxy materials. Such nominees shall be in lieu of any other proposed slate of directors submitted by the Board. The Stockholder Committee shall comply with all applicable state, federal and foreign laws in connection with submission of a Stockholder Slate.

Statement of Support

Tenet's stockholders currently have no meaningful control over the process by which candidates are nominated for election to Tenet's board of directors.

We believe that because the board of directors of a company plays a critical part in creating the strategy for its long term success, the stockholders should be in a significant position of responsibility for determining the members of the board. This is a very democratic concept and one we believe makes implicit sense, as the stockholders are the ones who will enjoy the fruits of success or bear the ultimate burden of failure.

We want to ensure that the company is on good strategic, operational, and financial footing. More specifically, we want to ensure that the company maintains and strengthens a mission-driven culture and is insulated from the risk of regressing to one of senior management centricity. If our company pays proper attention to its front line associates, customers, and regulators, benefits of improved equity valuation will naturally accrue to stockholders as will remuneration to senior managers.

We firmly believe that the very important duty of choosing the board slate should, by right, fall to the shareholders as opposed to a headhunter or corporate recruiter who has no stake in the consequences of the directors' decisions Once accomplished, Tenet and its management will certainly be recognized for being proactive and taking very positive steps in the direction of true corporate governance.

Adoption of the above proposal would align the interests of stockholders and directors of the company and provide the company's management with a clear mandate regarding the conduct of the company's business. We urge your support "**FOR**" the above proposal.

BEAR STEARNS

BEAR, STEARNS SECURITIES CORP.
CORRESPONDENT CLEARING

1999 AVENUE OF THE STARS
SUITE 2530
LOS ANGELES, CALIFORNIA 90067
(310) 201-3900
FAX (310) 201-2693

February 4, 2004

Corporate Secretary
Tenet Healthcare Corp.
3820 State St.
Santa Barbara, CA 93105

Ladies and Gentlemen:

Courage Special Situations Master Fund LP ("Courage") is the beneficial owner of 1,876,400 shares of Common Stock (the "Stock") of Tenet Healthcare Corporation ("Tenet") held in its Bear, Stearns Securities Corp. ("Bear Stearns") account # 102-27010-21. Bear Stearns hereby certifies that as of the date of this letter, Courage is and has been the beneficial owner of 1,876,400 shares ("Shares") of Tenet, and has continuously held at least $2000.00 in market value of Tenet shares for at least one year.

Please be advised that Bear Stearns in acting pursuant of Tenet's instructions as beneficial owner of the Shares.

Very truly yours,

Bear, Stearns Securities Corp.

By: [signature]
Name: Robert D. Klein
Title: Associate Director

EXHIBIT B

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
PO Box 501GT, 3rd Floor, Scotia Center
Cardinal Avenue
George Town, Grand Caymans,
Cayman Islands, B.W.I.

February 9, 2004

Via Facsimile @ 805-563-7085
and United Parcel Service (805-563-7188)

Attention: Secretary
Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105

Re: Letter dated February 6, 2004 (the "February 6th Letter") regarding submission of a Shareholder Proposal (the "Shareholder Proposal") to be Voted Upon at the May 6, 2004 Annual Meeting of Tenet Healthcare Corporation ("Tenet")

Dear Tenet Secretary:

After conversations between certain directors of Tenet and Courage Capital Management, LLC, our investment manager and authorized representative, we desire to amend the Shareholder Proposal as follows. 1) Delete the reference to "20%" in the third line of the text under the heading "Proposal" and place "35%" in lieu thereof, and 2) In the third line up from the bottom of the text under the heading "Proposal" delete the phrase "in lieu of" and replace it with the phrase "in addition to". All other text of the Shareholder Proposal remains as presented in the Shareholder Proposal enclosed with the February 6th Letter sent to you via facsimile on February 6, 2004 with the original following via overnight delivery by United Parcel Service for delivery Monday morning, February 9, 2004. Additionally, all of the certifications, confirmations and acknowledgements in, and attachments to, the February 6th Letter are hereby ratified and, other than the above changes, not affected by this amendment.

Please contact Paul Mercer at (615) 298-8315 should you have any questions.

Sincerely,

COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.
By: Courage Investments Inc., its General Partner

By: [signature]
Name: ELIZABETH F. BOTHNER
Title: ASST VICE PRESIDENT & SECRETARY

BAKER DONELSON
BEARMAN, CALDWELL & BERKOWITZ, PC

COMMERCE CENTER
SUITE 1000
211 COMMERCE STREET
NASHVILLE, TENNESSEE 37201
PHONE: 615.726.5600
FAX: 615.726.0464
MAILING ADDRESS:
P.O. BOX 190613
NASHVILLE, TENNESSEE 37219
www.bakerdonelson.com

RECEIVED
2004 MAR -9 PM 3:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

TONYA MITCHEM GRINDON
Direct Dial: (615) 726-5607
Direct Fax: (615) 744-5607
E-Mail Address: tgrindon@bakerdonelson.com

March 8, 2004

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Courage Special Situations Master Fund, L.P. (the "Fund"); No-Action Request by Tenet Healthcare Corporation ("Tenet"); March 2, 2004 Letter from Tenet's Counsel*

Dear Sir/Madam:

Thank you for allowing us to respond to the letter sent to you by Tenet's counsel on March 2, 2004 ("Tenet's March Letter"). We realize that the SEC's no-action request process was not designed to air shareholder/company disputes. However, since the process will become public record we feel it necessary to respond to Tenet's March Letter to clarify certain items raised by Tenet's counsel.

We have provided a copy of this letter to Tenet's counsel.

First, the Draft Proposal (as defined in Tenet's March Letter) was not submitted to Tenet as a shareholder proposal to be included in Tenet's proxy statement; rather, the Draft Proposal was sent to Tenet's executive management at Mr. Fetter's request so that Tenet could better understand Mr. Patton's concerns with its current system of nominating directors. To put the Draft Proposal into context, Mr. Patton and Mr. Fetter had a telephone conversation prior to February 3, 2004 (the date Mr. Patton sent the Draft Proposal to Mr. Fetter via electronic-mail). During that conversation Mr. Patton described his desire to have Tenet include in its upcoming proxy materials a shareholder proposal regarding nomination of directors by a shareholder committee, and Mr. Fetter asked Mr. Patton to provide him specific information about the proposal. Even though the Draft Proposal was only in outline form (As Tenet's counsel points out, the draft was hundreds of words longer than permitted under Rule 14a-8(d), without even taking into

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account the supporting statement which had not yet been drafted.) and had not been reviewed by counsel for compliance with SEC rules, Mr. Patton agreed to share the Draft Proposal with Mr. Fetter in the spirit of cooperation. Mr. Patton believes that he clearly communicated the state of the proposal to Mr. Fetter when Mr. Patton agreed to send him the initial draft. Sharing this draft with Mr. Fetter was never intended to constitute a formal submission of the proposal and was, in fact, not a formal submission in accordance with Rule14a-8 or Tenet's Bylaws. Any other view of the reason the Draft Proposal was sent to Mr. Fetter mischaracterizes the spirit and intent of sending him the Draft Proposal.

Second, the meeting between Messrs. Kangas and Patton was not initiated in response to Tenet's receipt to the First Proposal (as defined in Tenet's March Letter). The meeting between Messrs. Kangas and Patton had been scheduled well in advance of the submission of the First Proposal. In fact, Mr. Kangas and Mr. Patton met in Nashville, Tennessee on February 6 at 4:00 p.m. CST. The First Proposal was sent by the Fund's general counsel to Tenet via facsimile on February 6 at 2:49 p.m. CST. The purpose of the meeting was to continue dialogue between Tenet and the Fund regarding an appropriate shareholder access provision for the nomination of directors. The First Proposal was submitted to meet the deadline imposed by Tenet. The Final Proposal (as defined in Tenet's March Letter) was subsequently submitted to address concerns raised by Mr. Kangas during that meeting in order to attempt to reach a mutually acceptable proposal.

Finally, the response by the Fund's counsel to Tenet's no-action request submitted to the Commission on February 24, 2004 (the "February 24th Letter") was not meant to imply that Tenet was responsible for the substance of the Final Proposal. As rightfully pointed out in Tenet's March Letter, the Fund has been advised by counsel and, as stated by the Fund's counsel in the February 24th Letter, the Fund is certainly aware of the provisions of Rule 14a-8 and its subparts and of the current position taken by the Staff with respect to similar requests for no-action, including the Staff's position with respect to a shareholder proposal that would require director nominees to be selected by a company's board exclusively from a pool of candidates selected by a group of shareholders in lieu of that board's own nominees. *See, e.g.*, Rockwell International Corporation (Dec. 11, 1992). Counsel to the Fund simply intended to clarify the point that the Fund has been, and is willing to continue, communicating with Tenet regarding the Final Proposal and any further refinements. The hope is that a mutually acceptable provision can be drafted and included in Tenet's proxy materials, thus giving all shareholders of Tenet the ability to evaluate such proposal and decide whether it is an appropriate governance tool for Tenet. If, in fact, as was stated in Tenet's March Letter, Tenet has a strong desire that its shareholders have a voice in the management of Tenet, the Fund hopes that Tenet would continue to participate in good faith negotiations regarding such refinements to the Final Proposal, such as the refinement described by the Fund's counsel in the February 24th Letter.

In the meantime, we continue to request that the Commission encourage such discussions by not granting Tenet's no-action request or request for waiver of Rule 14a-8(j) for the reasons stated in the February 24th Letter.

Thank you for your time and attention, and allowing the submission of this letter for your consideration.

Sincerely,

Tonya Mitchem Grindon

Tonya Mitchem Grindon

cc: Paul Mercer, Esq.
Dennis J. Friedman, Esq.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Tenet Healthcare Corporation
Incoming letter dated February 12, 2004

The proposal would amend Tenet's bylaws to permit a shareholder holding 35% or more of the company's outstanding shares to submit to Tenet a list of candidates to be nominated as directors.

There appears to be some basis for your view that Tenet may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Tenet omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We note that Tenet did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it planned to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Tenet's request that the 80-day requirement be waived.

Sincerely,

John J. Mahon
Attorney-Advisor